UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 22, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Calavo Growers, Inc.

File No. 000-33385 - CF#24848

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Calavo Growers, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on March 11, 2010.

Based on representations by Calavo Growers, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 2.1	through October 31, 2017
Exhibit 10.3	through October 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel